Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NIRE: 33300032266

NOTICE TO THE MARKET

Gerdau S.A. announces today, February 14, the agreement to divest of its two hydroelectric power plants based in Goias state, in Brazil, for R$ 835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation. The hydroelectric power plants Caçu and Barra dos Coqueiros, that started operations in 2010, have total capacity of 155 MW. The transaction is subject to regulatory clearances and customary closing conditions.

According to Gerdau’s CEO, Gustavo Werneck, “the hydroelectric power plants divestment is one more important step in our divestment plan, aligned with the strategy to focus on our most profitable assets in the steel segment.” After this deal, the economic value of Gerdau’s total divestments reaches more than R$ 6 billion in the last four years.

Cautionary Statement Relevant to Forward-Looking Information.

This press release may include forward-looking statements regarding future events. These forward-looking statements are based on Gerdau’s current plans and expectations and involve some risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements.

São Paulo, February 14, 2018.

Harley Lorentz Scardoelli

Executive Vice-President

Investor Relations Officer